SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

Acutus Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

005111109

(CUSIP Number)

Deerfield Management Company, L.P.

Attn: Legal Department

345 Park Avenue, 12th Floor

New York, New York 10010

(212) 551-1600

With a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 005111109	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,841,587 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,841,587 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,587 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 402,998 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,841,587 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,841,587 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,841,587 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of (i) 1,622,143 shares of common stock, (ii) 1,816,446 shares of common stock issuable upon conversion of 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 402,998 shares of common stock issuable upon exercise of warrants. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,005,754 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,005,754 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,754 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 31,116 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,005,754 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,005,754 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,005,754 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of (i) 1,026,243 shares of common stock, (ii) 948,395 shares of common stock issuable upon conversion of 948.3950 shares of Series A Common Stock Equivalent Convertible Preferred Stock and (iii) 31,116 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Partners, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,852,924 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,852,924 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,852,924 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114.00 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 5,583 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

CUSIP No. 005111109	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,852,924 (6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,852,924 (6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,852,924 (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

(6) Comprised of (i) an aggregate of 2,648,386 shares of common stock, 2,764,841 shares of common stock issuable upon conversion of 2,764.8410 shares of Series A Common Stock Equivalent Convertible Preferred Stock and 434,114.00 shares of common stock issuable upon exercise of warrants, in each case, held by Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P and (ii) 5,583 shares and shares of common stock underlying stock options held by Andrew ElBardissi which are exercisable or will become exercisable within 60 days, which options are held for the benefit and at the direction of Deerfield Management Company, L.P. The terms of the Series A Common Stock Equivalent Convertible Preferred Stock and provisions of the warrants restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of common stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of common stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of common stock issuable upon conversion of Series A Common Stock Equivalent Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

CUSIP No. 005111109	8 of 13 Pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Management Company, L.P. (“Deerfield Management”) and (vi) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), as amended by Amendment Nos. 1 and 2 thereto (as previously amended, the “Schedule 13D”), with respect to the common stock of Acutus Medical, Inc. Deerfield Private Design Fund III and Deerfield Partners are collectively referred to herein as the “Deerfield Funds”. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

As previously described in Amendment No. 1 to the Schedule 13D, on July 11, 2021, the Deerfield Funds entered into the Letter Agreement with the Company. As contemplated by the Letter Agreement, on August 23, 2021, each Deerfield Fund and the Company entered into an Exchange Agreement (the “Exchange Agreement”). Pursuant to the Exchange Agreement, on August 23, 2021, Deerfield Private Design Fund III exchanged 1,816,446 shares of Common Stock for 1,816.4460 shares of Series A Common Stock Equivalent Convertible Preferred Stock of the Company (“Series A Common Equivalent Preferred Stock”) and Deerfield Partners exchanged 948,395 shares of Common Stock for 948.3950 shares of Series A Common Equivalent Preferred Stock (such transactions, the “August 2021 Exchange”).

Pursuant to the Certificate of Designation of Preferences, Rights and Limitations of the Series A Common Equivalent Preferred Stock (the “Series A Certificate of Designation”), each share of Series A Common Equivalent Preferred Stock is convertible into 1,000 shares of Common Stock, subject to a beneficial ownership limitation, as described below. The Series A Certificate of Designation also provides that the Series A Common Equivalent Preferred Stock (i) has no voting rights (except in certain circumstances related to the Series A Common Equivalent Preferred Stock), (ii) is entitled to a de minimis liquidation preference of $0.001 per share, (iii) participates equally and ratably on an as-converted basis with the holders of Common Stock in all cash dividends paid on the Common Stock and (iv) is otherwise substantially equivalent to Class A Common Stock. Pursuant to the Series A Certificate of Designation, the ability of a holder to convert Series A Common Equivalent Preferred Stock into Common Stock is prohibited to the extent that, upon such conversion, such holder, its affiliates and other persons whose ownership of Common Stock would be aggregated with that of such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, would exceed 4.9% of the total number of shares of Common Stock then outstanding. The Series A Certificate of Designation permits holders of Series A Common Equivalent Preferred Stock other than the Deerfield Funds and their affiliates (including each Reporting Person that is not a Deerfield Fund) to increase the beneficial ownership limitation to 9.9% of the outstanding Common Stock with respect to such holder’s Series A Common Equivalent Preferred Stock.

In addition, pursuant to the Exchange Agreement, each Warrant held by a Deerfield Fund was amended to restrict the exercise of such securities to the extent that, upon such exercise, the number of shares of the Company’s Common Stock then beneficially owned by the holder, its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group,” would exceed 4.9% of the total number of shares of the Company’s Common Stock then outstanding.

CUSIP No. 005111109	9 of 13 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)

(1)	Deerfield Mgmt III

	Number of shares:	3,841,587 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III)
	Percentage of shares:	5.81%*

(2)	Deerfield Private Design Fund III

	Number of shares:	3,841,587
	Percentage of shares:	5.81%*

(3)	Deerfield Mgmt

	Number of shares:	2,005,754 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Partners)
	Percentage of shares:	4.9%*

(4)	Deerfield Partners

	Number of shares:	2,005,754
	Percentage of shares:	4.9%*

(5)	Deerfield Management

	Number of shares:	5,852,924 (comprised of shares of Common Stock, shares of Common Stock underlying Series A Common Equivalent Preferred Stock and shares of Common Stock underlying warrants, in each case, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares of Common Stock underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
	Percentage of shares:	9.5%*

CUSIP No. 005111109	10 of 13 Pages

(6)	Flynn

	Number of shares:	5,852,924 (comprised of shares, and shares underlying warrants, held by Deerfield Private Design Fund III and Deerfield Partners, together with shares and shares underlying options held by Andrew ElBardissi for the benefit and at the direction of Deerfield Management)
	Percentage of shares:	9.5%*

(b)

(1)	Deerfield Mgmt III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,841,587
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,841,587

(2)	Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,841,587
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,841,587

(3)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,005,754
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,005,754

(4)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,005,754
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,005,754

(5)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,852,924
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,852,924

(6)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 5,852,924
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 5,852,924

CUSIP No. 005111109	11 of 13 Pages

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund IIII and Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management is the investment manager of the Deerfield Funds. Stock options and shares of Common Stock held by Andrew ElBardissi, an employee of Deerfield Management and a director of the Company, are held for the benefit and at the direction of Deerfield Management.

*Percentage beneficial ownership reported herein reflects 27,941,752 shares of Common Stock outstanding, after giving effect to the August 2021 Exchange and the simultaneous exchange of 3,901,000 shares of Common Stock for Series A Common Equivalent Preferred Stock by third parties that are not affiliated with the Reporting Persons, based on 34,607,593 shares of Class A Common Stock outstanding prior to the August 2021 Exchange, as represented by the Company in the Exchange Agreement.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Exchange Agreement

On August 23, 2021, the Deerfield Funds entered into the Exchange Agreement. The summary of the Exchange Agreement (including the Series A Certificate of Designation attached as an exhibit thereto) set forth in Item 4, which is incorporated by reference into this Item 6, is not complete and is qualified in its entirety by reference to the full text of such agreement (including the exhibits thereto), a copy of which is filed (or incorporated by reference) as Exhibit 7 to the Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 6	Exchange Agreement (incorporated by reference to Exhibit 10.1 and, with respect to the Series A Certificate of Designation that constitutes an exhibit to the Exchange Agreement, Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2021)

Exhibit 99.3	Power of Attorney previously filed as Exhibit 24 to a Form 4 with regard to DA32 Life Science Tech Acquisition Corp. filed with the Securities and Exchange Commission on August 3, 2021 by Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and James E. Flynn.

CUSIP No. 005111109	12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2021

DEERFIELD MGMT III, L.P.
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.
By:	Deerfield Mgmt III, L.P., General Partner
By:	J.E. Flynn Capital III, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By:	Deerfield Mgmt, L.P., General Partner
By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MGMT, L.P.

By:	J.E. Flynn Capital, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

CUSIP No. 005111109	13 of 13 Pages

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact